Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-271014
Prospectus Supplement No. 2
(To Prospectus dated July 5, 2023)
INTUITIVE MACHINES, INC.
This prospectus supplement updates, amends and supplements the prospectus dated July 5, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-271014). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2023, which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
Intuitive Machines, Inc.’s Class A Common Stock and Public Warrants are listed on the Nasdaq Stock Market LLC under the symbols “LUNR” and “LUNRW,” respectively. On September 6, 2023, the closing price of our Class A Common Stock was $4.77 per share and the closing price of our Public Warrants was $0.35 per warrant.
We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See “Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company” beginning on page 4 of the Prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is September 6, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): September 6, 2023
INTUITIVE MACHINES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40823	36-5056189
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
3700 Bay Area Blvd, Suite 600
Houston, TX 77058
(Address of principal executive offices, including zip code)
Registrant’s telephone number, including area code: (281) 520-3703

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, par value $0.0001 per share	LUNR	The Nasdaq Stock Market LLC
Warrants to purchase one share of Class A Common stock, each at an exercise price of $11.50 per share	LUNRW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Securities Purchase Agreement

On August 30, 2023, Intuitive Machines, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchaser named therein (the “Purchaser”), pursuant to which the Company agreed to sell securities to the Purchaser in a private placement (the “Private Placement”). The Purchase Agreement provided for the sale and issuance by the Company of (i) an aggregate of 4,705,883 shares (the “Shares”) of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and (ii) an accompanying (a) warrant to purchase up to 4,705,883 shares of Class A Common Stock (the “Series A Warrant”) at an exercise price of $4.75 per share and (b) warrant to purchase up to 4,705,883 shares of Class A Common Stock (the “Series B Warrant” and, together with the Series A Warrant, the “Warrants”), at an exercise price of $4.75 per share, for aggregate gross proceeds of approximately $20.0 million, before deducting expenses relating to the Private Placement.

The closing of the Private Placement occurred on September 5, 2023.

The Series A Warrant and the Series B Warrant are immediately exercisable and may be exercised at any time until 5:00 p.m. (New York City time) on March 5, 2029 and March 5, 2025, respectively, in each case subject to the Beneficial Ownership Limitation (as defined below).

The Warrants contain standard adjustments to the exercise price including for stock splits, stock dividends or distributions, certain other dividends or distributions and certain reorganizations. Each of the Warrants also includes certain rights upon the occurrence of a Fundamental Transaction (as defined in the applicable Warrant) involving the Company, including the right of the holders thereof, exercisable at any time concurrently with, or within 30 days after, the consummation of such Fundamental Transaction, to cause the Company or any successor entity to purchase such Warrant from the holder by paying to the holder an amount of cash equal to the Black Scholes Value (as defined in the applicable Warrant) of the remaining unexercised portion of such Warrant on the date of the consummation of such Fundamental Transaction.

Each of the Warrants includes the right of the Holder to exercise such Warrant on a cashless basis at any time on or after March 5, 2024 if and to the extent that the shares of Class A Common Stock underlying such Warrant are not registered under the Securities Act of 1933, as amended (the “Securities Act”).

Under the terms of each Warrant, the holder thereof will not be entitled to exercise any portion of such Warrant if, upon giving effect to such exercise, the aggregate number of shares of Class A Common Stock beneficially owned by the holder (together with its affiliates, any other persons acting as a group together with the holder or any of the holder’s affiliates) would exceed either 4.99% or 9.99% (as the holder shall have elected as of such time) of the number of shares of Class A Common Stock outstanding immediately after giving effect to the issuance of the shares of Class A Common Stock issuable upon exercise of such Warrant, as such percentage ownership is determined in accordance with the terms of such Warrant, which percentage may be increased at the holder’s election upon 61 days’ prior notice to the Company subject to the terms of such Warrant, provided that such percentage may in no event exceed 9.99% (the “Beneficial Ownership Limitation”).

The Private Placement is exempt from registration pursuant to Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The Purchaser has not acquired the securities with a view to or for sale in connection with any distribution thereof in violation of the Securities Act and appropriate legends have been affixed to the securities issued in this transaction.

Registration Rights Agreement

On August 30, 2023, in connection with the entry into the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchaser. Pursuant to the Registration Rights Agreement, the Company agreed to prepare and file a registration statement (the “Resale Registration Statement”) with the Securities and Exchange Commission (the “SEC”) by September 24, 2023 for purposes of registering the resale of (i) the Shares, (ii) the shares of Class A Common Stock issuable upon exercise of the Warrants, (iii) any additional shares of Class A Common Stock issued in connection with any anti-dilution provisions in the Warrants and (iv) any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing (collectively, “Registrable Securities”). The Company agreed to use commercially reasonable efforts to cause the Resale Registration Statement to be declared effective by the SEC by October 14, 2023, or, in the event of a “full review” by the SEC, November 23, 2023.

The Company also agreed to, among other things, indemnify each holder of Registrable Securities, the officers, directors, members, partners, agents, brokers (including brokers who offer and sell Registrable Securities as principal as a result of a pledge or any failure to perform under a margin call of the Class A Common Stock), investment advisors and employees of each of them, each person who controls such holder within the meaning of the Securities Act and the officers, directors, members, stockholders, partners, agents and employees of each such controlling person, under the Resale Registration Statement against certain liabilities incident to the Company’s obligations under the Registration Rights Agreement.

Lock-Up Agreements

In addition, on August 30, 2023, in connection with the entry into the Purchase Agreement, the Company and certain directors, officers and 5% stockholders of the Company (collectively, the “Lock-Up Parties”) entered into Lock-Up Agreements, in the form attached to the Purchase Agreement (the “Lock-Up Agreements”). Pursuant to the applicable Lock-Up Agreement, Michael Blitzer, a member of the board of directors of the Company (the “Board”), agreed not to transfer shares of Class A Common Stock or any securities convertible, exchangeable or exercisable into shares of Class A Common Stock held of record as of August 30, 2023 or acquired of record thereafter from August 30, 2023 until (i) with respect to 50% of such securities, 30 days after the date that the Resale Registration Statement has been declared effective by the SEC (the “Effective Date”) and (ii) with respect to the remaining 50% of such securities, until 60 days after the Effective Date, subject, in each case, to limited exceptions. The Lock-Up Parties other than Mr. Blitzer agreed not to transfer shares of Class A Common Stock or any securities convertible, exchangeable or exercisable into shares of Class A Common Stock beneficially owned as of August 30, 2023 or with respect to which beneficial ownership is acquired thereafter from August 30, 2023 until 60 days after the Effective Date, subject, in each case, to limited exceptions.

Subscription Agreements

On September 6, 2023, the Company, the sole managing member of Intuitive Machines, LLC (“Intuitive Machines OpCo”), and Intuitive Machines OpCo each entered into a subscription agreement (each, a “Subscription Agreement” and collectively, the “Subscription Agreements”) with Ghaffarian Enterprises, LLC (the “Investor”). The Investor, which is an accredited investor, is an affiliate of Dr. Kamal Ghaffarian, the Company’s co-founder and chairman of the Board. Pursuant to the applicable Subscription Agreement, (i) Intuitive Machines OpCo agreed to issue and sell to the Investor 268,824 common units (“OpCo Common Units”) in a private placement at a price per unit equal to $9.51 per unit for an aggregate purchase price of $2.6 million and (ii) the Company agreed to issue and sell to the Investor in a private placement (a) a corresponding number of shares of the Company’s Class C common stock, par value $0.0001 per share (the “Class C Common Stock”), at a price per share equal to the par value per share, in order to maintain the required one-to-one ratio of OpCo Common Units and shares of Class C Common Stock owned by the Investor in accordance with the Company’s Certificate of Incorporation and the Second Amended and Restated Liability Company Agreement, dated as of February 13, 2023, of Intuitive Machines OpCo (the “A&R Operating Agreement”), and (b) 64,328 shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), at a price per share equal to $9.51 per share, for an aggregate purchase price of $0.6 million. The aggregate purchase price for the OpCo Common Units and shares of Class A Common Stock and Class C Common Stock purchased by the Investor was funded with a portion of a cash tax distribution the Investor received from Intuitive Machines OpCo in the Investor’s capacity as a member thereof in accordance with and as set forth in the A&R Operating Agreement. The sale of the applicable securities under the Subscription Agreements closed on September 6, 2023.

The transactions contemplated by the Subscription Agreements were approved in accordance with the Company’s Related Person Transaction Policy and Procedures.

The Subscription Agreements contain customary representations and warranties.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement (including the form of Lock-Up Agreement attached thereto), the Registration Rights Agreement, the Series A Warrant, the Series B Warrant and the Subscription Agreements, which are filed as Exhibits 10.1, 10.2, 4.1, 4.2, 10.3 and 10.4, respectively, to this Current Report on Form 8-K (this “Current Report”).

Item 3.02. Unregistered Sales of Equity Securities.

The information contained in Item 1.01 of this Current Report is incorporated by reference into this Item 3.02.

Item 7.01. Regulation FD Disclosure.

On August 31, 2023, the Company issued a press release announcing the Private Placement. A copy of the press release is attached to this Current Report as Exhibit 99.1 and is incorporated in this Item 7.01 by reference. The information in this Item 7.01 (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.
(d)Exhibits

Exhibit No.	Description
4.1	Form of Series A Common Stock Purchase Warrant, dated as of September 5, 2023, issued by Intuitive Machines, Inc. to the Purchaser.
4.2	Form of Series B Common Stock Purchase Warrant, dated as of September 5, 2023, issued by Intuitive Machines, Inc. to the Purchaser.
10.1#	Securities Purchase Agreement, dated as of August 30, 2023, by and among Intuitive Machines, Inc. and the Purchaser named therein.
10.2	Registration Rights Agreement, dated as of August 30, 2023, by and among Intuitive Machines, Inc. and the Purchaser named therein.
10.3#	Subscription Agreement, dated as of September 6, 2023, by and among Intuitive Machines, Inc. and Ghaffarian Enterprises, LLC
10.4#	Subscription Agreement, dated as of September 6, 2023, by and among Intuitive Machines, LLC and Ghaffarian Enterprises, LLC
99.1	Press Release, dated as of August 31, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

#	The representations and warranties contained in this agreement were made only for purposes of the transactions contemplated by the agreement as of specific dates and may have been qualified by certain disclosures between the parties and a contractual standard of materiality different from those generally applicable under securities laws, among other limitations. The representations and warranties were made for purposes of allocating contractual risk between the parties to the agreement and should not be relied upon as a disclosure of factual information relating to the Company, the other parties to such agreement or the transactions described in this Current Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 6, 2023	INTUITIVE MACHINES, INC.

	By:	/s/ Erik Sallee
Name: Erik Sallee
Title: Chief Financial Officer